APPENDIX K: PROXY VOTING POLICIES AND PROCEDURES

By virtue of BXC’s relationship as general partner or investment manager of the Clients, the Firm has proxy voting authority with respect to Client securities. When voting proxies on behalf of Clients, BXC’s overall objective is to vote proxies in the best interest of the Clients and, in so doing, to maximize the value of the investments made by the Clients taking into consideration the Clients’ investment horizons and other relevant factors.

This document sets forth BXC’s policies and procedures that are designed to meet these overall objectives. As described below, the Firm’s policies and procedures address the following areas:

▪	The personnel responsible for monitoring corporate actions, deciding how to vote proxies and confirming that proxies are submitted in a timely manner;

▪	The basis on which decisions are made regarding whether and how to vote proxies depending on the nature of the matter at issue;

▪	The approach to addressing material conflicts of interest that may arise between BXC and the Clients when voting proxies and how the Firm resolves those conflicts in the best interest of the Clients;

▪	The means by which the Clients and their investors may obtain information about proxy voting; and

▪	The books and records that BXC retains in connection with proxy voting.

While BXC endeavors to follow these policies and procedures in all situations, special circumstances may arise from time to time that warrant a deviation. In addition, BXC will apply its proxy voting policies and procedures to votes cast or other corporate actions with respect to publicly traded companies and, to the extent applicable, to analogous actions taken with respect to investments made in private companies.

General Procedures

Monitoring Corporate Actions

The Clients that BXC manages generally make a limited number of investments in equity securities, and on occasion may receive equity securities in connection with other investments. When the Firm receives proxy voting materials (or similar voting/solicitation notices), they are initially transmitted by the account custodian, the company’s corporate secretary or transfer agent to the Employee who is designated to receive notices in the definitive documentation governing the relevant Client’s investment, if any (the “Proxy Recipient”). The Proxy Recipient must inform the Head of Middle Office and Risk Management of such receipt and review the materials, determine which Client(s) hold the securities and confirm the number of securities with the relevant Portfolio Manager and the Head of Middle Office and Risk Management. The Proxy Recipient will also consult the relevant Portfolio Manager(s) of each Client that holds the securities that are the subject of the proxy vote. The Proxy Recipient will monitor the voting deadline to confirm that the deadline for the response is met.

Determination of Voting Decisions

Decisions on whether and how to vote a proxy are generally made by the relevant Portfolio Manager. The Portfolio Manager and the members of the investment team covering the applicable security often have the most intimate knowledge of both a company’s operations and the potential impact of a proxy vote’s outcome. Where appropriate, the Portfolio Manager or a member of the investment team may consult with the CCO or General Counsel and the members of the applicable Investment Committee regarding decisions and completion of the proxy material. Decisions are based on a number of factors that may vary depending on a proxy’s subject matter, but are guided by the general policies described in this document. In addition, BXC may decide not to vote a proxy after considering the vote’s expected benefit to Clients and the costs associated with voting the proxy.1

Conflicts of Interest

Material conflicts of interest that may arise between BXC and the Clients when voting proxies will be resolved in accordance with the applicable conflicts of interest policies and procedures described in Section V(e) of this Manual.

Communication of Decision

After deciding to vote a proxy and determining how to vote the proxy, the Portfolio Manager or a member of the investment team covering the security will then submit the vote. The Portfolio Manager or such investment team member will send completed copies of the proxy materials to the Proxy Recipient and the Head of Middle Office and Risk Management. The procedures for voting proxies may vary, and can include electronic voting, forwarding voting instructions to the custodian or voting proxies forwarded by the custodian.

Providing Proxy Voting Information to Clients

BXC acknowledges that its investors have a right to information about how the Firm votes Client proxies, and BXC will make information available on request. The Firm will also make a copy of these policies and procedures available on request. When an investor makes a request about a particular vote, BXC typically provides the following information: (1) the date of the vote; (2) a brief description of the matter voted on; (3) how (or whether) BXC cast the vote on the matter; and (4) any other reasonable information a limited partner might request. Proxy voting information and the procedure for obtaining such information is included in BXC’s Form ADV, which is available to each investor.

Books and Records

BXC must maintain the following additional records relating to proxy voting, which must be maintained by MOOG, or another applicable individual or group, as indicated, in an easily accessible place for five years from the end of the fiscal year during which the last entry was made on such record, the first two years of which in BXC’s offices.

[1]	In determining whether the cost of voting a proxy outweighs its expected benefit to Clients, the relevant Portfolio Manager may consider factors such as (1) the subject matter of the vote; (2) the additional length of time that BXC anticipates holding the investment; (3) logistical issues associated with voting proxies for foreign companies; and (4) whether the Client is subject to ERISA.

▪	A copy of these proxy voting policies and procedures (maintained by the LCD);

▪	A copy of each proxy statement received by BXC regarding Client securities;

▪	A record of each vote cast by BXC on behalf of a Client;

▪	A copy of all memoranda or similar documents created by BXC that were material to making a decision on the voting of Client securities or that memorialize the basis for that decision (maintained by relevant deal team members); and

▪	A copy of each written request by an investor for information on how BXC voted proxies on behalf of a Client, and a copy of any written response by BXC to any request (written or oral) by an investor for information on how BXC voted proxies on behalf of the Client (maintained by ICS).

BXC may satisfy the requirement to maintain copies of proxy statements received and a record of votes cast on behalf of the Clients by relying on third parties to make and retain, on behalf of BXC, a copy of such proxy statements and voting records, provided that BXC has obtained an undertaking from the third party to provide a copy of the proxy statements and voting records promptly upon request. BXC also may satisfy the requirement to maintain copies of proxy statements by relying on its ability to obtain a copy of a proxy statement from the SEC’s EDGAR system (to the extent that such proxy statements are available through the EDGAR system).